Exhibit 99.1

Resignation of Executive Director

Nova Minerals Limited (Nova or the Company) (ASX: NVA, NASDAQ: NVA, FSE: QM3) advises that Mr Louie Simens has resigned as an Executive Director of the Company, effective 27 January 2026, for personal reasons.

Mr Simens was appointed to the Board on 19 December 2017 and has served the Company in various capacities, including as interim Executive Chairman during key periods of advancement of the Estelle Gold and Critical Minerals Project and other strategic initiatives.

Nova Chairman, Richard Beazley said “the Board thanks Louie Simens for his valued and significant contribution to the Company since his appointment and for the role he played in positioning Nova to where it is today. His tenure has been one of focus and drive leaving an indelible impact that has set the framework for Nova’s continuing success into the future. Louie has advised that he fully supports the Board and the Company’s strategy going forward.

On behalf of the Board, I want to thank Louie for all his effort and influence and to wish him well in his future endeavours.”

This announcement has been authorised for release by the Board of Nova Minerals Limited.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Annalise Batchelor Sodali & Co Investor Relations & Media E: annalise.batchelor@sodali.com M: +61 432 312 807	Cameron Gilenko Sodali & Co Investor Relations & Media E: cameron.gilenko@sodali.com M: +61 466 984 953

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Main Operations Whiskey Bravo Airstrip Matanuska-Susitna Borough, Alaska, USA 1150 S Colony Way Suite 3-440, Palmer, AK 99645	Corporate Suite 5, 242 Hawthorn Road, Caulfield, VICTORIA 3161, Australia Phone +61 3 9537 1238	www.novaminerals.com.au info@novaminerals.com.au ACN 006 690 348 NASDAQ: NVA | ASX: NVA